May 29, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Diane Fritz

Re:	Vistra Energy Corp.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 28, 2020

Form 8-K filed May 5, 2020

File No. 001-38086

Dear Ms. Fritz:

This letter sets forth the responses of Vistra Energy Corp. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2020 (the “Comment Letter”) concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (“2019 Form 10-K”) and Form 8-K filed May 5, 2020 (the “Form 8-K”).

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below each such comment is the Company’s response.

Form 8-K Filed May 5, 2020

Exhibit 99.1

Financial Highlights, page 1

1.

We refer to your presentation of “Ongoing Operations” financial measures, such as Ongoing Operations Net Income and Operating Cash Flow from Ongoing Operations, and note that they exclude the results of your Asset Closure segment. As these measures appear to meet the definition of non-GAAP financial measures, revise to provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G, as applicable. In this regard, ensure that each measure is accompanied by the corresponding GAAP measure with equal or greater prominence. For additional guidance, refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comments, in applicable future filings, the Company will identify Ongoing Operations Net Income and Operating Cash Flow from Ongoing Operations as non-GAAP financial measures and will provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G, as applicable, including a reconciliation of each such non-GAAP measure to the comparable GAAP financial measure. The Company will ensure that Ongoing Operations Net Income and Operating Cash Flow from Ongoing Operations are each accompanied by net income and cash provided by operating activities, respectively (as the corresponding GAAP measures), with equal or greater prominence.

2.

We note that your Asset Closure segment includes various units which have been taken offline and a unit which will be taken offline by the end of 2022. Given that your Asset Closure segment includes assets which may continue to operate into 2022, please tell us how you determined that these operations are not considered to be “Ongoing Operations.”

The Company would like to clarify that the Asset Closure segment only included plants which have been taken offline and did not include the plant that is scheduled to be taken offline by the end of 2022 (results for this plant were included in the MISO segment and considered as part of Ongoing Operations). Specifically, as noted in Note 4, Retirement of Generation Facilities, in Part II, Item 8 of the 2019 Form 10-K, “Operational results for retired plants are included in the Asset Closure segment, which is engaged in the decommissioning and reclamation of retired plants and mines.” Therefore, of the five plants identified in the table under the MISO section in Note 4 of the 2019 Form 10-K, (i) results for four plants that were retired in 2019 were included in the Asset Closure segment, while (ii) results for the plant that will be retired by the end of 2022 were included in the MISO segment and were considered to be “Ongoing Operations.” Similarly, in the Form 8-K, results for the four MISO plants that were taken offline in late 2019 were included in the Asset Closure segment (as noted in Footnote 2 on Page 3), while results for the plant that will be retired by the end of 2022 were included in the MISO segment and considered to be “Ongoing Operations.”

Should you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 325-6865.

Very truly yours,

/s/ David. A. Campbell

David A. Campbell
Executive Vice President and Chief Financial Officer
Vistra Energy Corp.

cc:	Curtis A. Morgan
President and Chief Executive Officer
Vistra Energy Corp.

Stephanie Moore
Executive Vice President and General Counsel
Vistra Energy Corp.

Christy Dobry
Vice President and Controller
Vistra Energy Corp.